NASDAQ: NICM

TSX.V: NIM

FSE: HLIA

NICOLA MINING TO COMMENCE GOLD PRODUCTION AT DOMINION GOLD PROJECT

VANCOUVER, B.C. June 1, 2026 - Nicola Mining Inc. (NASDAQ: NICM) (TSX.V: NIM) (FSE: HLIA), (the "Company" or "Nicola") is pleased to announce that it is in the final stages of preparation to commence gold and silver extraction operations at its Dominion Gold Project ("Dominion"). The high-grade gold project is located approximately 43 kilometres northeast of the Town of Wells and 110 kilometres southeast of Prince George, British Columbia. Material extracted from Dominion will be processed at the Company's wholly owned Merritt Mill, the only fully permitted milling facility in British Columbia authorized to process gold and silver material sourced from throughout the province.

In anticipation of commencement of operations, the Company has advanced multiple key infrastructure, equipment, and operational initiatives, while also strengthening its reclamation profile through an additional $251,000 payment toward reclamation bonding requirements under Mines Act Permit MX-1000004881, as well as the following:

  Completion of the final payment for the purchase and installation of a fully furnished 14-person operational camp, including all required site facilities2;
  Acquisition of three CATERPILLAR 336-07 excavators;
  Acquisition of Traxxon TR-EX2000 High Performance Rock Drill attachment;
  Securing of a John Deere 310E haul truck;
  Hiring of operational crews and engagement of key mining contractor

Mill feed extraction is expected to commence first week of July.

Mr. Peter Espig, CEO of Nicola Mining Inc., commented:

"Dominion represents a highly compelling high-grade gold asset that we believe possesses both exceptional near-term production potential and significant long-term strategic value for Nicola. The project has consistently demonstrated robust mineralization, with vein systems remaining open in all directions and returning grades of up to 113 grams of gold per tonne (3.31 ounces of gold per tonne) 3. As we transition toward extraction, we are particularly excited by the opportunity to establish Dominion as a meaningful and sustainable source of premium-grade mill feed for our Merritt Mill operations. Concurrently, we continue to work closely with Blue Lagoon Resources Inc., which continues to achieve important production milestones while maintaining strong operational discipline and grade control. We believe the convergence of these developments positions Nicola for a transformative period of operational growth and increasing cash flow generation."

Qualified Person

The scientific and technical disclosures included in this news release have been reviewed and approved by Will Whitty, P.Geo., who is the Qualified Person as defined by NI 43-101. Mr. Whitty is Vice President of Exploration for the Company.

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1 Nicola had already paid $137,000
2 July 30, 2025, news release: Link
3 November 10, 2025, news release:  Link

DOMINION CREEK PROPERTY HISTORY

The Dominion Creek Property consists of 9 mineral claims (55 units) totaling approximately 1,058 hectares. The property was acquired from the prospector N. Kencayd by Noranda Exploration Company Ltd. in 1986. Noranda subsequently conducted geological, geochemical, and geophysical surveys which culminated in an increase in their land position. Between 1987 and 1990, Noranda's exploration program included a small (20 samples) geochemical silt sample survey. Encouraged by those results, a larger soil geochemical survey (3,399 samples) was conducted. Noranda drilled a total of 53 shallow diamond drill holes, totaling 3,483.86 meters (average depth of approximately 65.7 meters). Trenching of several coincident Pb, Zn, Cu, Ag and Au soil geochemistry anomalies resulted in the discovery of several mineralized quartz veins.

A Technical Report4 on the Dominion Creek Project was completed by Geospectrum Engineering on August 22, 2003.

About Nicola Mining

Nicola Mining Inc. is a junior mining company listed on the NASDAQ, the TSX Venture Exchange and Frankfurt Exchange that maintains a 100% owned mill and tailings facility, located near Merritt, British Columbia. It has signed Mining and Milling Profit Share Agreements with high grade gold projects. Nicola's fully permitted mill can process both gold and silver mill feed via gravity and flotation processes.

The Company owns 100% of the New Craigmont Project, a high-grade copper property, which covers an area of over 10,800 hectares along the southern end of the Guichon Batholith and is adjacent to Highland Valley Copper, Canada's largest copper mine. The Company also owns 100% of the Treasure Mountain Property, which includes 30 mineral claims and a mineral lease, spanning an area exceeding 2,200 hectares.

On behalf of the Board of Directors

"Peter Espig"

Peter Espig

CEO & Director

For additional information
Contact: Peter Espig
Phone: (778) 385-1213

Email: info@nicolamining.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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4 Makepeace, D. K., 2003. Dominion Creek Project Technical Report for XMP Mining Ltd. Geospectrum Engineering, August 22.